MALANOCHE
RESOURCES

885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

June 1, 2010

Timo Jauristo
VP, Corporate Development
Goldcorp Inc.
3400-666 Burrard Street
Vancouver BC V6C 2X8

Dear Timo:

Re: Acquisition of San Dimas

This letter agreement (the "**Letter Agreement**") sets out the principal terms and conditions of the offer (the "**Offer**") by Mala Noche Resources Corp. ("**MLA**") to purchase from Desarrollos Mineros San Luis, S.A. de C.V. ("**DMSL**") and its affiliates, the San Dimas Assets, as such term is defined below, and to purchase from Goldcorp Silver (Barbados) Ltd. ("**GSBL**") all of the issued and outstanding shares (the "**Purchased Shares**") in the capital of Silver Trading (Barbados) Limited (formerly named Goldcorp Trading (Barbados) Ltd.) ("**STB**") (collectively the "**Transactions**").

The Offer remains open for acceptance by DMSL and GSBL until 11:59 p.m. (Vancouver time) on June 1 2010.

1. Transactions

The parties contemplate that the Transactions shall be structured such that DMSL shall sell to a wholly-owned direct or indirect Mexican subsidiary of MLA ("**Newco**") and shall cause its affiliates to sell to Newco and Newco shall purchase from DMSL and its affiliates the assets comprising the mining operations at San Dimas as at the Closing Date which include the mines and mill at San Dimas and all attached facilities and equipment, including the concession agreements and real property listed in Schedule "A" hereto, the Twin Otter and the helicopter and all other material vehicles, equipment, assets, properties and rights that are used in support of the San Dimas operations, the newly finished hydroelectric generation project known as Las Truchas, and the Ventanas project (in which MLA currently holds an interest pursuant to an option agreement dated May 8, 2007, as amended on August 7, 2008 and as subsequently amended), but excluding, for greater certainty, cash and cash equivalents (other than certain Plan Assets (as defined below) to be agreed by the parties) and intercompany receivables. In addition, and to the extent that it is available, Newco shall purchase from DMSL and its affiliates and DMSL shall sell to Newco and cause its affiliates to assign to Newco the rights to the name "Luismin." Together, these assets are referred to herein as the "**San Dimas Assets**". DMSL shall also cause all of the

employees employed exclusively in connection with the San Dimas Assets to be transferred to Newco contemporaneously with the transfer of the San Dimas Assets, including such assets, funds, deposits and accounts (whether held directly or by a trustee) related to any pension or benefits plan obligations related to such employees (the "**Plan Assets**") as are agreed by the parties. The obligations of Newco shall be guaranteed by MLA in the Definitive Agreements.

Notwithstanding the foregoing, the parties acknowledge and agree that the exact form and steps which will be taken in connection with the transfer and sale of the San Dimas Assets and the Purchased Shares have not yet been finally determined and the parties acknowledge and agree that they will cooperate in good faith to structure the transaction in a tax-effective manner in order to mitigate material adverse tax consequences to GSBL, DMSL and MLA and their respective affiliates.

MLA acknowledges that STB is party to a Restated Silver Purchase Agreement dated March 30, 2006 among DMSL, STB and Goldcorp Inc. ("**Goldcorp**") (the "**Luismin Silver Purchase Agreement**") under which DMSL is obligated to sell or to cause its subsidiaries to sell all the silver produced from San Dimas and certain other mines to STB and that STB is also a party to a Restated Silver Purchase Agreement dated March 30, 2006 among STB, Silver Wheaton (Caymans) Ltd. ("**SW Caymans**"), Goldcorp and Silver Wheaton Corp. ("**SLW**") (the "**SW Silver Purchase Agreement**") under which STB is obligated to sell to SW Caymans all the silver it acquires under the Luismin Silver Purchase Agreement, and, in respect of both such agreements, Goldcorp has provided certain guarantees.

MLA further acknowledges that the consent or approval of SW Caymans and SLW to the Transactions may be required under the SW Silver Purchase Agreement. SLW and SW Caymans have delivered their agreement concurrently with the acceptance of this Offer to provide their consent or approval to the Transactions (the "**SLW Consent Agreement**") subject to the conditions set forth in the SLW Consent Agreement which contemplates, among other things, the assignment and the amendment and restatement of the Luismin Silver Purchase Agreement and the SW Silver Purchase Agreement.

Concurrently with the acquisition of the San Dimas Assets, MLA shall indirectly acquire the Purchased Shares from GSBL. The parties acknowledge that as at the Closing Date STB will have no material assets. In connection with the acquisition of the Purchased Shares, the following steps will be effected:

(a) STB shall transfer to GSBL's newly incorporated Barbados subsidiary, Goldcorp Argent Limited ("**GAL**") all of the assets, properties, rights, obligations and liabilities (including agreements) held by STB related to the Los Filos and San Martin mines;

(b) the Luismin Silver Purchase Agreement, to the extent relating to silver production from the Los Filos and San Martin mines, will be assigned by STB to GAL (the **"Los Filos/San Martin SPA#1"**) and, to the extent relating to silver production from the San Dimas mine, will be retained by STB (the **"San Dimas SPA#1"**);

(c) the SW Silver Purchase Agreement, to the extent relating to silver production from the Los Filos and San Martin mines, will be assigned by STB to GAL (the **"Los Filos/San Martin SPA#2"**) and, to the extent relating to silver production from the San Dimas mine, will be retained by STB (the **"San Dimas SPA#2"**);

(d) in consideration for the assignment to GAL and the assumption by GAL of the Los Filos/San Martin SPA#1 and the Los Filos/San Martin SPA#2, STB will make a payment to GAL;

(e) in connection with the sale of the San Dimas Assets to Newco, DMSL shall assign to Newco, and Newco shall assume, all of the rights and obligations of DMSL under the San Dimas SPA#1;

(f) STB will pay a dividend to GSBL;

(g) MLA and its subsidiaries will grant guarantees and security to SW Caymans as security for Newco's performance of its obligations under the San Dimas SPA#1 and the San Dimas SPA#2;

(h) Newco shall acquire all of the Purchased Shares from GSBL;

(i) the Los Filos/San Martin SPA#1, the Los Filos/San Martin SPA#2, the San Dimas SPA#1 and the San Dimas SPA#2 are to be amended and restated on the basis provided for in the SLW Consent Agreement (collectively, the "**Amended Silver Purchase Agreements**");

(j) Goldcorp Inc. ("**Goldcorp**") will be released from all of its obligations under the agreements retained by STB, including the San Dimas SPA#1 and the San Dimas SPA#2, and DMSL and GSBL will cause Goldcorp to deliver to SW Caymans and SLW the stand-alone guarantee provided for in the SLW Consent Agreement;

(k) MLA and its affiliates will indemnify Goldcorp in respect of any payments that Goldcorp makes under its guarantee to SW Caymans and SLW other than in respect of the obligations of STB under Section 3(b) of the San Dimas SPA#2 or otherwise in respect of the Minimum Silver Amount (as defined therein);

(l) Goldcorp will indemnify MLA and STB for any deficiency payments payable by MLA or STB under Section 3(b) of the San Dimas SPA #2 or otherwise in respect of the Minimum Silver Amount, other than a deficiency payment arising as a result of STB's failure to comply with its obligations under Sections 3(a) and 7(a)-(f) inclusive of the San Dimas SPA #2, with respect to silver mined, produced, extracted or otherwise recovered from the Mining Properties (as such term is defined in San Dimas SPA #2) up to and including October 15, 2031; and

(m) MLA and its affiliates will provide security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted to SWC in respect of the San Dimas SPA #2 and such security will be subject to substantially the same restrictions

and other covenants in favour of SWC and MLA as are provided for in the San Dimas SPA #2 (other than the right of first refusal and the incurring of additional permitted indebtedness).

The parties acknowledge that MLA may elect to indirectly acquire the Purchased Shares through a wholly-owned existing or newly incorporated Mexican subsidiary of MLA ("**Newco2**"), in which case MLA and Newco2 shall be parties to the applicable Definitive Agreements and MLA will guarantee the obligations of Newco2 under each of such agreements.

2. Consideration

Subject to the conditions set out in this Letter Agreement, on completion of the Transactions (the "**Closing Date**"), MLA will pay to DMSL and GSBL, or their affiliates as applicable, in accordance with an allocation to be agreed upon with each party acting reasonably, the sum of $500 million (the "**Purchase Price**"). In addition MLA will assume all liabilities (contingent or otherwise) arising from or related to (i) the San Dimas Assets; and (ii) all past, present, and future operations of the San Dimas Assets, including, but not limited to, liability with respect to environmental and labour matters, but excluding, for greater certainty, any indebtedness owing to Goldcorp or any of its affiliates, and subject to any claim in respect of the representations and warranties in the Definitive Agreements (as defined below), will indemnify DMSL and its affiliates, including Goldcorp, from any or all such liabilities. The Definitive Agreement in respect of the purchase and sale of the San Dimas Assets will include a working capital adjustment as at the Closing based on the March 31, 2010 combined unaudited financial statements of the operations to be acquired by MLA.

The Purchase Price will be satisfied by MLA on the Closing Date as follows:

(i) as to $275 million by wire transfer in immediately available funds as DMSL and GSBL direct in writing;

(ii) as to $175 million, by the issuance and delivery to DMSL and GSBL, or as they may direct, of common shares in the capital of MLA (the "**Payment Shares**") with a value of $175 million. The Payment Shares will be priced at the same price as the common shares in the capital of MLA which are the subject of the Purchaser Financing, as hereafter defined. In the event that warrants are included in the Purchaser Financing, then the equity consideration to be paid to DMSL and GSBL will likewise include such warrants on equivalent terms; and

(iii) delivery in favour of DMSL and GSBL or as they may direct of a secured promissory note (the "**Note**") in the principal amount of $50 million. All security granted in respect of San Dimas SPA#1 and San Dimas SPA#2 and any and all security that may be granted by MLA, Newco or their affiliates in respect of borrowed monies, in an amount up to $50 million or such other amount as may be permitted under SPA#2, that may be required for the operations related to the San Dimas Assets and in respect of the obligations of MLA and its affiliates under their indemnity to Goldcorp referred to in Section 1(m) of this Letter Agreement

(collectively, the "**Senior Security**") shall rank ahead of the security to be granted in respect of the Note (collectively, the "**Senior Security**"). The principal amount of the note shall bear interest at a rate of 6% per annum until fully repaid, which interest will be compounded monthly and payable annually on December 31 of each year commencing on December 31, 2011. Subject to negotiation of the Definitive Agreements, the principal shall be repaid in equal annual instalments of $5 million during each of the 4 years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that in the event that the "free cash flow" of MLA and its affiliates from the San Dimas Assets exceeds $40 million in any year, then 50% of such excess will be paid to the holders of the Note as further repayment of the principal until such time as the principal has been repaid in full.

MLA shall pay on the Closing Date or when otherwise due, all land transfer taxes, Mexican VAT and other applicable transfer taxes exigible in connection with the acquisition of the San Dimas Assets from DMSL and its affiliates. The Parties agree to cooperate in good faith to claim the benefit of any available exemptions and make any available elections to entitle MLA or its designed purchaser, as applicable, to receive all available credits or refunds in respect of such taxes or otherwise reduce such taxes.

DMSL and GSBL will work with MLA to try and insure that MLA is able to borrow sufficient funds to satisfy the VAT and land and other transfer taxes which are payable in connection with the transfer of the San Dimas Assets.

The Payment Shares shall be issued pursuant the prospectus which MLA intends to file and clear in connection with the Purchaser Financing (as hereinafter described).

The Payment Shares to be issued will be listed for trading on the Toronto Stock Exchange and shall be issued as fully paid common shares of the Purchaser, free and clear of all liens, charges and encumbrances.

The Definitive Agreements shall provide that DMSL and GSBL covenant and agree in favour of MLA that, until the date that is three years after the Closing Date, neither they nor their affiliates shall directly or indirectly sell, transfer, assign or convey or agree to sell, transfer, assign or convey any common shares of MLA beneficially owned by them that would result in DMSL, GSBL and their affiliates holding less than such number of common shares of MLA constituting the Payment Shares. For greater certainty and the avoidance of doubt, if MLA: (i) subdivides, redivides or changes its outstanding common share capital into a greater number of outstanding common shares of MLA; (ii) consolidates, combines or reduces the outstanding common share capital of MLA into a lesser number of outstanding common shares of MLA; (iii) issues common shares in the capital of MLA or securities convertible into or exchangeable for common shares of MLA to all or substantially all of the holders of the outstanding common shares of MLA by way of a stock dividend or other distribution other than a dividend paid in the ordinary course; or (iv) effects other relevant changes in the capital stock of MLA or amalgamates or merges with or into any other entity, that results in the issuance of shares in the capital of any resulting entity following such transaction, then:

(a) in the event of (i), (ii) or (iii) above, the number of common shares of MLA held by DMSL, GSBL and their affiliates shall be increased or decreased, as the case may be, proportionately for the purposes of determining the number of common shares of MLA subject to this covenant; or

(b) in the event of (iv) above, the requirements of this section shall apply to the corresponding number of shares or other equity securities issued to DMSL, GSBL and their affiliates resulting from any such events.

Notwithstanding anything to the contrary contained in the Definitive Agreement, DMSL, GSBL and their affiliates may, without the consent of MLA: (i) transfer, sell or tender any or all of their common shares of MLA pursuant to a take-over bid (as defined in the *Securities Act* (Ontario)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of MLA (provided that the applicable number of common shares of MLA not transferred, sold or tendered remain subject to the provisions of the Definitive Agreements) and further provided that it shall be a condition of transfer that if such take-over bid or other transaction is not completed, the applicable number of common shares of MLA shall remain subject to the restrictions herein; (ii) transfer any or all of their common shares of MLA to any nominee or custodian where there is no change in beneficial ownership; (iii) transfer any or all of their common shares of MLA to an affiliate; or (iv) enter into an agreement to do any of the foregoing.

3. <u>Definitive Agreements</u>

Following acceptance of this Offer, the parties will diligently and in good faith negotiate one or more definitive agreements among MLA, DMSL, GSBL and their respective affiliates that will incorporate the terms set forth in this Letter Agreement as well as other terms as may be necessary to give effect to the Transactions, including without limitation a share purchase agreement relating to the purchase of the Purchased Shares and one or more asset purchase agreements relating to the purchase of the San Dimas Assets (the "**Definitive Agreements**"). Without limiting the foregoing, it is understood and agreed that the Definitive Agreements will contain representations, warranties, covenants and indemnities from DMSL and GSBL as are customary in a transaction of this nature and will contain representations, warranties, covenants and indemnities of MLA as are customary in a transaction of this nature provided that MLA acknowledges that the San Dimas Assets and STB are being acquired on a "as is, where is" basis and the representations and warranties and indemnities in respect of the San Dimas Assets and STB will accordingly be limited. The Definitive Agreements will also provide for the delivery of such mutual releases and releases of directors and officers as are customary in a transaction of this nature, including, without limitation, the delivery by MLA and its affiliates of a release in favour of Goldcorp and its affiliates and their respective directors, officers, employees, agents and advisors in connection with the approval by STB of the payment of the dividend by STB to GSBL

4. <u>Closing or Termination of Negotiations</u>

The parties shall use their reasonable commercial efforts to negotiate, execute and deliver the Definitive Agreements on or before July 30, 2010; and to effect the closing of the Transactions on or before July 30, 2010 or such later date as may be provided in the Definitive Agreements. The parties hereby confirm that their respective boards of directors

have approved the terms of this Offer and authorized the execution and delivery of the same. In the event of a failure of the parties to execute and deliver the Definitive Agreements by July 30, 2010, or such later date as the parties agree upon, and upon notice by either MLA on the one hand or DMSL and GSBL collectively on the other hand to the other party that negotiations are terminated for any reason, this Letter Agreement shall be terminated without any liability to the parties other than any liability accrued to the date of termination related to any breach by a party of its obligations hereunder to diligently and in good faith negotiate the Definitive Agreements. In the event of the termination of this Letter Agreement in accordance with the terms hereof, the obligations of the parties under sections 9, 12, 13 and 23 shall survive any such termination.

5. Due Diligence

MLA acknowledges and agrees that it has conducted to its satisfaction an independent investigation of the San Dimas Assets and STB and in making the determination to proceed with the Transactions contemplated herein, it will rely solely on the results of its own independent investigation.

6. Access to Information

Following the acceptance of the Offer, DMSL and GSBL will make available to MLA such technical and operational information with respect to the assets and operations of San Dimas as it may reasonably require in connection with the Purchaser Financing (as hereinafter defined), in the form such information exists at the date of the request, including information to assist MLA in the preparation of (i) an updated NI 43-101 compliant technical report on the San Dimas property, and (ii) financial statements of San Dimas and STB, and will provide reasonable assistance to MLA and access to the San Dimas Assets with respect to any related due diligence and information requests, provided that in no event shall Goldcorp be required to incur any out-of-pocket costs in connection with the provision of any such information.

7. Participation Agreement

On the Closing Date the parties shall enter into a participation agreement which will provide for pre-emptive rights and the right to nominate directors on the following principal terms:

(a) Pre-Emptive Rights

Provided DMSL and GSBL or their affiliates collectively continue to own beneficially 10% or greater of the issued and outstanding shares in the capital of MLA (the "**MLA Shares**"), DMSL and GSBL will have a pre-emptive right to maintain their aggregate percentage of issued MLA Shares following completion of the Transactions, provided that the pre-emptive right will not apply to shares issued by MLA under any director, officer or employee stock option, share purchase, restricted or deferred share unit plan or other employee, director or officer benefit plan.

(b) Right to Nominate Directors

Provided DMSL and GSBL or their affiliates collectively continue to own beneficially 10% or greater of the issued and outstanding MLA Shares, DMSL shall be entitled to designate a

number of individuals (the "**DMSL Director Nominees**") to be initially appointed and to serve as directors of MLA and thereafter to be nominated at each meeting of shareholders of MLA at which directors of MLA are to be elected, provided that each DMSL Director Nominee consents in writing to serve as a director and is eligible under the British Columbia Business Corporations Act to serve as a director. The number of DMSL Director Nominees will be determined from time to time based on (i) the percentage of the issued and outstanding shares of MLA held beneficially by DMSL, GSBL and their affiliates collectively, excluding shares issuable on the exercise of outstanding warrants and (ii) the number of directors constituting the board of directors of MLA at such time. DMSL will consult with MLA in advance of designating any director nominee.

8. Exclusive Arrangement

DMSL and GSBL each agree that upon acceptance of this Offer, neither they nor their affiliates will solicit an offer for the direct or indirect acquisition of, or negotiate or enter into any agreement with any other possible purchaser for, all or any part of the San Dimas Assets or the Purchased Shares unless the parties do not enter into the Definitive Agreements by July 30, 2010, or such later date as MLA and DMSL and GSBL may agree to, and written notice of termination of further negotiations is given by either DMSL and GSBL or MLA.

9. Non-Solicitation

For a period of three years from the date of this Letter Agreement, MLA agrees not to solicit, for the purpose of hiring (other than in the ordinary course of a hiring solicitation program), any employee of DMSL or its affiliates, in each case without the prior written consent of DMSL.

10. Area of Interest

The Definitive Agreements will provide for there to be an area established around each of the properties in Mexico owned by Goldcorp and its affiliates for the benefit of Goldcorp and its affiliates of 20 kilometers from the external boundary of such mineral properties claims and interests as at the closing date (the "**Goldcorp Area of Interest**"). For a period of 3 years following closing, MLA and its affiliates will not, either directly or indirectly, through persons acting for it, acquire mineral claims, mineral interests or other rights to mineral properties, royalty interests, surface rights or water rights within the Goldcorp Area of Interest.

11. Conditions Precedent

The completion of the Transactions is conditional upon compliance by the parties with the covenants set out herein and the execution and delivery of the Definitive Agreements and the Participation Agreement, which agreements shall include certain conditions precedent to the obligations of MLA, Goldcorp, DMSL and GSBL to complete the Transactions, including but not limited to the following:

(a) any inter-company indebtedness of STB owing to Goldcorp or any other affiliate of Goldcorp shall have been repaid or otherwise extinguished as determined by Goldcorp after consultation with MLA;

(b) completion by MLA of a financing, undertaken subsequent to the date of acceptance of this Offer, that results in MLA raising net proceeds of not less than $350 million on terms satisfactory to MLA (the "**Purchaser Financing**");

(c) the TSX Venture Exchange shall have conditionally approved the listing of or accepted for listing, as applicable, the Payment Shares or other listed securities of MLA to be issued to DMSL and/or GSBL as consideration for the acquisition of the San Dimas Assets and the Purchased Shares;

(d) all other required or appropriate third party and shareholder consents or approvals, including any required government or stock exchange, securities commission or other regulatory approvals required to complete the Transactions including all consents and approvals required for the transfer of the San Dimas Assets to Newco contemplated herein, having been obtained;

(e) there shall not be pending any litigation or proceeding brought by any governmental authority or any other person that seeks to restrain, materially modify or invalidate the Transactions and no order that would prohibit, materially modify or restrain the Transactions shall be in effect;

(f) there has been no material adverse change in STB, the San Dimas Assets or MLA prior to the Closing;

(g) the San Dimas Assets shall be transferred to Newco free of all liens, encumbrances, charges or royalties, except for permitted encumbrances that are acceptable to MLA, acting reasonably, which includes the security interest in favour of STB and SW Caymans granted under the SW Silver Purchase Agreement and the security interest in favour of STB and SW Caymans granted under the Luismin Silver Purchase Agreement;

(h) the Amended Silver Purchase Agreements contemplated in the SLW Consent Agreement and other related documents including all releases of Goldcorp and its affiliates shall have been entered into by the parties thereto and delivered in escrow to be tabled in connection with and released on completion of the Transactions;

(i) all conditions precedent to the delivery of the consent of SW Caymans and SLW under the SLW Consent Agreement shall have been satisfied and such consent shall be effective upon completion of the Transactions; and

(j) the corporate structure, constating documents or jurisdiction of organization of STB shall not have been altered without the prior consent of MLA.

12. Confidentiality

Each party, without the prior written consent of the other party, will not, and will cause its directors, officers, employees, agents, other representatives and affiliates (as applicable) not to, disclose any other information with respect to the discussions or negotiations taking place concerning the Transactions contemplated hereby, the status thereof, or the existence of this

Letter Agreement and the terms thereof, including by way of press release or other public announcement, unless in the opinion of such party disclosure is required to be made by applicable law, regulation or court order, and such disclosure is made after prior consultation with the other party, provided that the parties acknowledge and agree that the foregoing will not restrict the disclosure, in accordance with section 14 hereof, of this Letter Agreement following its execution.

13. Costs and Expenses

Each of the parties hereto agrees to be responsible for its own costs and expenses, including those related to its representatives and advisers, whether or not the Transactions is consummated including any commissions or fees payable to financial advisors.

14. Publicity

(a) The parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning this Offer and the Transactions and no party shall act in this regard without the prior approval of the other party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any party under applicable laws or stock exchange rules in circumstances where prior consultation with the other party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other party at such time as it is made publicly available.

(b) MLA agrees to provide DMSL and GSBL with a reasonable prior opportunity to review and comment on any press release or public statement and marketing or third party materials prepared by MLA in connection with or with respect to the Purchaser Financing.

15. Interim Period

During the period following the date hereof until the Closing Date,

(a) MLA covenants and agrees that other than in connection with the Purchaser Financing it shall not issue any shares in the capital of MLA or securities convertible into or exercisable or exchangeable for shares in the capital of MLA including without limitation convertible debt securities; and (ii) it shall operate its business in the usual and ordinary course and shall not incur any material liabilities or acquire or dispose of any material asset without the prior written consent of DMSL, other than securities issued to its directors, officers or employees under MLA's existing equity-based compensation plans or agreements and securities issued in connection with financings in an amount not to exceed $2 million required for MLA's ongoing operations and/or the costs or expenses related to the completion of the Purchaser Financing or the Transactions; and

(b) DMSL and GSBL covenant and agree that other than in connection with the Transactions, they shall operate the business related to the San Dimas Assets and the business of GTB in the usual and ordinary course and shall not incur

any material liabilities or acquire or dispose of any material assets without the prior written consent of MLA, other than in connection with any tax restructuring which DMSL and GSBL may undertake in accordance with Section 1.

16. Enforceability

The parties hereby agree that all of the terms of this Letter Agreement shall be binding upon each of the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, the terms of this Letter Agreement do not purport to include all of the essential terms of the Transactions contemplated hereby (which shall only be contained in the duly executed Definitive Agreements and other documents to be executed in connection therewith) and, accordingly, shall not obligate the parties to enter into the Definitive Agreements or consummate the Transactions, other than as provided for herein.

17. Assignment

This Letter Agreement may not be assigned by a party without the prior written consent of the other party, except that MLA may assign this Letter Agreement to a wholly-owned, direct or indirect, subsidiary, provided that the obligations of such wholly-owned subsidiary shall be guaranteed by MLA.

18. Currency

All references to "$" or "dollars" mean dollars of the United States of America.

19. Amendment

This Letter Agreement may, at any time and from time to time, be amended by written agreement of the parties.

20. Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile transmission or similar means of recorded electronic communication addressed as follows:

(a) if to DMSL or GSBL:

c/o Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: General Counsel
Fax No.: 604-696-3001

with a copy sent to (which copy does not constitute notice hereunder):

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100

Toronto, Ontario
M5H 3C2

Attention: Paul Stein
Fax No.: 416-350-6949

(b) if to MLA:

885 West Georgia Street
Suite 1500
Vancouver, British Columbia
V6C 3E8

Attention: CEO
Fax No. 604-639-2148

with a copy sent to (which copy does not constitute notice hereunder):

Lang Michener LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Michael Taylor
Fax No.: 604-685-7084

Any such notice or other communication shall be deemed to have been given and received on the day on which it was received (or, if such day is not a Business Day, on the next following Business Day).

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 19.

21. Waiver

Any waiver or release of any of the provisions of this Letter Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

22. Time

Time is of the essence in the performance of the respective obligations of each party under this Letter Agreement.

23. Governing Law

This Letter Agreement is and will be deemed to be made in Ontario, and for all purposes will be governed exclusively by and construed and enforced in accordance with the domestic laws prevailing in Ontario, and the rights and remedies of the parties will be determined in accordance with such domestic laws. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder.

24. Entire Agreement

This Letter Agreement and the SLW Consent Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto.

If the terms and conditions set out herein are acceptable to you, please so indicate by signing, dating, and returning the attached copy of this Letter Agreement to the Purchaser.

Yours truly,

MALA NOCHE RESOURCES CORP.

Wade Nesmith
Chief Executive Officer
Mala Noche Resources Corp.

The terms and conditions of the Offer set out in the foregoing Letter Agreement are hereby accepted on the _____ day of __________ June, 2010.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By: FEDERICO VILLASENOR
BUSINESS DEVELOPMENT DIRECTOR

EDGARDO LOPEZ
FINANCE DIRECTOR

GOLDCORP SILVER (BARBADOS) LTD.

By: ______________________________

The terms and conditions of the Offer set out in the foregoing Letter Agreement are hereby accepted on the _____ day of __________ June, 2010.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By: ______________________________

GOLDCORP SILVER (BARBADOS) LTD.

By: ______________________________

SCHEDULE "A"

Concession Agreements and Real Property

goldcorp mexico

GERENCIA DE CONCESIONES MINERAS

DESARROLLOS MINEROS SAN LUIS, S.A. DE C.V.

CONCESIONES MINERAS EN EL DISTRITO MINERO SAN DIMAS

No.	LOTE	EXPTE.	TITULO	VIGENCIA		SUPERFICIE	MPIO.	EDO.	INSCRIPCION EN RPM		
				DE	A	Has.			VOL.	FOJA	ACTA
1	San Manuel	11140	151174	3/24/1969	3/23/2019	103.8914	San Dimas	Dgo.	184	58	228
2	Chela	025/11851	153116	7/14/1970	7/13/2020	253.7101	San Dimas	Dgo.	188	113	450
3	Resurgimiento	025/9788	165046	8/23/1979	8/22/2029	93.0000	San Dimas	Dgo.	217	82	326
4	Yolanda	025/02863	165489	10/30/1979	10/29/2029	10.0000	San Dimas	Dgo.	217	138	549
5	San Luis I	025/02004	165682	11/28/1979	11/27/2029	391.0764	San Dimas	Dgo.	217	161	642
6	San Luis 2	042/00751	165683	11/28/1979	11/27/2029	474.4932	San Dimas	Dgo.	217	162	643
7	San Luis 3	042/00752	165981	2/4/1980	2/3/2030	307.1817	San Dimas	Dgo.	219	1	1
8	El Reliz	025/14976	166004	2/20/1980	2/19/2030	8.0000	San Dimas	Dgo.	220	2	4
9	Carrizo	025/00108	166615	6/27/1980	6/26/2030	2.0000	San Dimas	Dgo.	220	80	315
10	San Daniel	321.1/2/36	172411	12/15/1983	12/14/2033	322.0000	San Ignacio	Sin	235	39	151
11	Castellana Uno	321.1/2/109	176291	8/26/1985	8/25/2035	107.7325	San Dimas	Dgo.	238	144	571
12	Libia Estela	002/00067	177195	3/4/1986	3/3/2036	150.8840	San Dimas	Dgo.	239	70	275
13	Promontorio	025/02510	177826	4/26/1986	4/25/2036	2.0000	San Dimas	Dgo.	239	147	586
14	San Miguel	002/00233	178938	10/28/1986	10/27/2036	66.0000	San Dimas	Dgo.	242	95	378
15	San Vicente Frac. Suroeste	002/00244	179299	12/8/1986	12/7/2036	300.0000	San Ignacio	Sin	242	141	559
16	Ampl. El Reliz	321.1/2/110	179954	3/23/1987	3/22/2037	96.2687	San Dimas	Dgo.	244	34	134
17	La Castellana	321.1/2-30	180164	3/24/1987	3/23/2037	89.8893	San Dimas	Dgo.	244	57	224
18	Hueco 2	009/00276	180165	3/24/1987	3/23/2037	0.0917	San Dimas	Dgo.	244	57	225
19	Juan Manuel	321.1/9-35	180260	3/24/1987	3/23/2037	16.1399	San Dimas	Dgo.	244	71	280
20	A. Noche Buena en Frapop.	002/00234	180679	7/14/1987	7/13/2037	233.5686	San Dimas	Dgo.	243	126	499
21	San Vicente Frac. Norte	321.1/2-245	180933	8/14/1987	8/13/2037	430.0000	San Ignacio	Sin	244	154	613
22	Noche Buena en Frapopan	002/00248	182516	7/15/1988	7/14/2038	400.0000	San Ignacio	Sin	247	165	656
23	Am. Nvo. Contaestaca F.B.	002/00396	183980	11/25/1988	11/24/2038	405.7190	San Ignacio	Sin	250	156	620
24	Guarisamey III	321.1/2-418	184239	2/15/1989	2/14/2039	115.1343	San Dimas	Dgo.	249	191	759
25	Am. Nvo. Contaestaca F.A.	321.1/2-395	184991	12/13/1989	12/12/2039	318.8020	San Ignacio	Sin	251	94	371
26	El Favorable	321.1/9-428	185109	12/14/1989	12/13/2039	451.9589	San Dimas	Dgo.	251	108	429
27	Hueco 1	321.1/2-97	185138	12/14/1989	12/13/2039	0.3607	San Dimas	Dgo.	252	110	438
28	Nvo. Contaestaca F.W.	321.1/2-323	185479	12/14/1989	12/13/2039	324.0000	San Ignacio	Sin	251	156	619
29	Armida Sur	321.1/2-540	185763	12/14/1989	12/13/2039	5.5441	San Dimas	Dgo.	252	187	743
30	La Fe	321.1/2-625	185842	12/14/1989	12/13/2039	38.9091	San Dimas	Dgo.	256	6	22
31	Juan Manuel Dos	321.1/2-31	185853	12/14/1989	12/13/2039	3.7207	San Dimas	Dgo.	256	9	33
32	Guarisamey Frac. B	321.1/2-588	185891	12/14/1989	12/13/2039	330.4353	San Dimas	Dgo.	256	14	51
33	Guarisamey Frac. A	321.1/2-587	185892	12/14/1989	12/13/2039	377.4990	San Dimas	Dgo.	256	14	52
34	Armida Sur Frac. II	321.1/2-623	186277	3/22/1990	3/21/2040	2.9381	San Dimas	Dgo.	255	65	257
35	Am. Nvo. Contaestaca F.C.	321.1/2-397	186378	3/29/1990	3/28/2040	474.4759	San Ignacio	Sin	256	75	298
36	San Miguel I	321.1/2-645	186901	5/17/1990	5/16/2040	172.0582	San Dimas	Dgo.	255	141	561
37	San Miguel 2	321.1/2-646	186902	5/17/1990	5/16/2040	452.0000	San Dimas	Dgo.	255	141	562
38	Hueco Guarisamey	321.1/2-670	186949	5/17/1990	5/16/2040	6.1651	San Dimas	Dgo.	255	148	589
39	Armida Sur Frac. I	321.1/2-601	189878	12/6/1990	12/5/2040	0.7607	San Dimas	Dgo.	259	135	538
40	Hueco Tayoltita	321.1/2-717	191055	4/29/1991	4/28/2041	27.8795	San Dimas	Dgo.	262	90	355
41	La Soledad	321.1/2-700	191661	12/19/1991	12/18/2041	20.5031	San Dimas	Dgo.	261	166	661
42	Juan Manuel Tres	321.1/2-619	194784	6/15/1992	6/14/2042	334.5201	San Dimas	Dgo.	268	167	664
43	Guarisamey II	321.1/2-514	195198	8/25/1992	8/24/2042	89.4634	San Dimas	Dgo.	269	79	158
44	Armida	321.1/2-325	195215	8/25/1992	8/24/2042	98.2417	San Dimas	Dgo.	269	88	175
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	7/16/1993	7/15/2043	376.0000	San Ignacio	Sin	271	85	169
46	Guarisamey IV Frac. A	2/1.3/1004	196363	7/16/1993	7/15/2043	319.6344	San Dimas	Dgo.	271	112	223
47	Tayoltita Norte	2/1.3/00995	196367	7/16/1993	7/15/2043	2,650.2912	San Dimas	Dgo.	271	114	227
48	Amp. SW Contraestaca	2/1.3/1025	198339	11/19/1993	11/18/2043	662.8185	San Ignacio	Sin.	277	20	39
49	Alicia II	2/1.3/1033	198408	11/26/1993	11/25/2043	204.4142	San Dimas	Dgo.	277	54	108
50	Tayoltita	2/1.3/1039	198571	11/30/1993	11/29/2043	2,319.5200	San Dimas	Dgo.	277	136	271
51	Tayoltita Oeste	2/1.3/1031	201555	10/11/1995	10/10/2045	1,395.0000	San Ignacio	Sin.	286	8	15
52	Guarisamey V Frac. 1	2/1.3/1229	203798	9/30/1996	9/29/2046	333.0000	San Dimas	Dgo.	292	49	98
53	Guarisamey V Frac. NE	2/1.3/1231	203799	9/30/1996	9/29/2046	253.4236	San Dimas	Dgo.	292	50	99
54	Guarisamey Sur	2/1.3/1547	208834	12/15/1998	12/14/2048	3,025.8239	San Dimas	Dgo.	306	47	94
55	Guarisamey Norte	2/1.3/1549	209396	4/9/1999	4/8/2049	489.7110	San Dimas	Dgo.	307	148	296
56	Contraestaca Norte	2/1.3/1441	209592	8/3/1999	8/2/2049	237.0914	San Ignacio	Sin	308	66	132
57	Guarisamey IV Frac. B	2/1.3/1548	209606	8/3/1999	8/2/2049	320.7168	San Dimas	Dgo.	308	73	146
58	San Luis Norte 1	025/25313	215251	2/14/2002	2/13/2052	174.8316	San Dimas	Dgo.	324	16	31
59	San Luis Norte 2	025/25314	215252	2/14/2002	2/13/2052	65.6208	San Dimas	Dgo.	324	16	32
60	San Luis Norte 3	025/25315	215253	2/14/2002	2/13/2052	838.8994	San Dimas	Dgo.	324	17	33
61	Tayoltita Sur	2/2.4/02118	215615	12/12/1996	12/11/2046	783.7122	San Dimas	Dgo.	325	18	35
62	San Miguel 3	2/1/02438	223676	2/2/2005	2/1/2055	3.4720	San Dimas	Dgo.	347	88	176
63	Guarisamey Suroeste	2/1/02479	223782	2/15/2005	2/14/2055	358.5774	San Dimas	Dgo.	347	141	282
TOTAL HECTAREAS:						**22,721.5748**					

goldcorp mexico

GERENCIA DE CONCESIONES MINERAS

DESARROLLOS MINEROS SAN LUIS, S.A. DE C.V.

CONCESIONES MINERAS EN EL DISTRITO MINERO SAN DIMAS

No.	LOTE	EXPTE.	TITULO	VIGENCIA		SUPERFICIE	MPIO.	EDO.	INSCRIPCION EN RPM		
				DE	A	Has.			VOL.	FOJA	ACTA
1	Ampl. Tayoltita Nte.	2/1.121-2117	215331	4/19/1994	4/18/2044	1,949.8447	San Dimas	Dgo.	324	56	111
2	Tahonitas	025/31180	221050	11/14/2003	11/13/2053	283.0000	San Dimas	Dgo.	340	35	70
3	Frac. Ampl. Noche Buena en Frapopan	025/34253	Solicitud				San Dimas	Dgo.			
TOTAL HECTAREAS:						2,232.8447					

Account number	Capitalization date	Land	Original Value	Accrued Depreciation	Net Book Value
1100000001	01.04.2002	TERRENO RUSTICO UBICADO EN LA EX-HACIENDA DE SAN P	2,269	-	2,269
1100000002	01.04.2002	TERRENO IND. UBICADO CALLE SEGUNDA DE SELENIO Y A	233,552	-	233,552
1100000003	01.04.2002	TERRENO IND. UBICADO CALLE SEGUNDA DE SELENIO Y AL	49,295	-	49,295
1100000004	26.05.2008	TERRENO CON ESCRITURA No. 1823	5,904	-	5,904
1100000005	26.05.2008	TERRENO CON ESCRITURA No. 1824	26,786	-	26,786
1100000006	30.06.2008	TERRENO ESCRITURA No.1701	25,881	-	25,881
1100000007	30.06.2008	TERRENO No. 1876	28,098	-	28,098
		Land	371,784	-	371,784